MAIL STOP 3561

December 22, 2005

Mr. Balwant Grewal
President, Chief Executive Officer and Director
Dhanoa Minerals Ltd.
250 Wellington Street West
Suite 639
Toronto, Ontario M5V 3P6
Canada

>   **Re: Dhanoa Minerals Ltd.**
>   **Amendment No. 1 to Registration Statement on**
>   **Form SB-2**
>   **Filed December 21, 2005**
>   **File No. 333-129864**

Dear Mr. Grewal:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Notes to Financial Statements

Note 1(H) – Foreign Currency Translation, F-7

1. We read your response and revised disclosure relating to our prior comment 2.
    Based on your disclosure, where you indicated there was a translation gain
    ($2,912) as a result of translating your Canadian deposits into US dollars, it is
    clear that your reporting currency is the US dollar and your functional currency is
    the Canadian dollar. Translating amounts from your functional currency to your
    reporting currency would result in translation gains or losses. Translation gains
    or losses would not be included in determining net income (i.e. the statement of
    operations), but should be reported in other comprehensive income (i.e. a
    component of the statement of stockholders' equity). Please review paragraphs 5
    (determination of functional currency) and 12 and 13 (accounting for translation
    adjustments) of SFAS 52 and revise your financial statements and policy note
    accordingly.

Other Regulatory

2. Please provide a current consent of the independent accountants in any
    amendment to the registration statement.

    As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Hugh West, Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies